PREDICTMEDIX

Predictmedix Announces Accuracy Rates for Monitoring of Symptoms and Physiological Parameters

TORONTO, ON / ACCESSWIRE / July 25, 2022 / Predictmedix Inc. (CSE:PMED) (OTCQB:PMEDF) ("Predictmedix" or the "Company"), an emerging provider of rapid health screening solutions powered by a proprietary artificial intelligence (AI), today announced its accuracy rates for identifying Respiration Rate, Heart Rate, and Core Body Temperature as part of its Fit for Work screening solutions for industries across the Globe.

Building upon previously collected data from clinical sites and real-world deployments, Predictmedix validated its technology on 270 participants which included two clinical sites. Participants walked through Safe Entry and their vitals were identified using the AI algorithms of Safe Entry in conjunction with edge computing. Simultaneously, the same vitals were also collected using standard medical devices with which the data from Safe Entry could be compared and correlated with.

The results of the accuracy rates are as follows:

Identification of Respiration Rate: 98.38%
Identification of Core Body Temperature: 98.37%
Identification of Heart Rate: 85%

Following the exceptional accuracy rates, the Company has initiated the next phase of Third-Party Validation by creating manuscripts which will be sent for peer review to academic journals for publication. Additionally, Predictmedix has made significant developments to their novel IP for the filing of the Company's patents.

"We are very thrilled at the phenomenal accuracy of our technology, particularly for respiration and heart rate, which are some of the hardest physiological parameters to measure.," said Dr. Rahul Kushwah, Interim Chief Executive Officer at Predictmedix. "The results of the study brings not only us, but also our current clients and potential clients in our pipeline the confidence that our Fit for Work screening solutions will be a game changer for workplaces across many industries around the world.

The ability to identify physiological parameters in a no touch fashion is instrumental in the ability of Safe Entry to offer a comprehensive Fit for Work screening solution to companies across many industries. The presence of infectious disease, impairment, and extreme fatigue results in changes of physiological parameters which our technology can identify with high accuracy," concluded Kushwah.

About Predictmedix Inc.

Predictmedix (CSE: PMED) (OTCQB: PMEDF) is an emerging provider of rapid health screening and remote patient care solutions globally. The Company's Safe Entry Stations - powered by a proprietary artificial intelligence (AI) - use multispectral cameras to analyze physiological data patterns and predict a variety of health issues including infectious diseases such as COVID-19, impairment by drugs or alcohol, or various mental illnesses. Predictmedix's proprietary remote patient care platform empowers medical professionals with a suite of AI-powered tools to improve patient health outcomes. To learn more, please visit our website at www.Predictmedix.com or follow us on Twitter, Instagram or LinkedIn.

Investor Relations Contact

Corey Matthews
Investors@predictmedix.com

Caution Regarding Forward-Looking Information:

THE CANADIAN SECURITIES EXCHANGE HAS NOT REVIEWED NOR DOES IT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release may contain forward-looking statements and information based on current expectations. These statements should not be read as guarantees of future performance or results of the Company. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that such assumptions will prove to be correct. We assume no responsibility to update or revise them to reflect new events or circumstances. The Company's securities have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or applicable state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. Persons", as such term is defined in Regulations under the U.S. Securities Act, absent registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or any jurisdiction in which such offer, solicitation or sale would be unlawful. Additionally, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained herein, such as, but not limited to dependence on obtaining regulatory approvals; the ability to obtain intellectual property rights related to its technology; limited operating history; general business, economic, competitive, political, regulatory and social uncertainties, and in particular, uncertainties related to COVID-19; risks related to factors beyond the control of the Company, including risks related to COVID-19; risks related to the Company's shares, including price volatility due to events that may or may not be within such party's control; reliance on management; and the emergency of additional competitors in the industry.

All forward-looking information herein is qualified in its entirety by this cautionary statement, and the Company disclaims any obligation to revise or update any such forward-looking information or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, events or developments, except required by law.

Disclaimer: "The Company is not making any express or implied claims that its product has the ability to diagnose, eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time."